SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Reports Second Quarter Results for 2016

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Reports Second Quarter Results for 2016

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Aug. 9, 2016  /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the quarter ended June 30, 2016 (all figures in US dollars unless otherwise indicated).

"Activities to increase the rate of enrolment of patients in the Tiara clinical program, including adding new centres, introducing the 40 mm Tiara and refining inclusion criteria are resulting in an increased number of implantations.  There have now been 19 patients treated with Tiara and we continue to be encouraged by the early results from these cases," commented Neovasc CEO, Alexei Marko. "In addition, the commercial launch of Reducer in select European countries and elsewhere continues to build momentum, with the second quarter being our sixth consecutive quarter of strong sales growth."

Litigation Update

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ Valve Technologies, Inc. ("CardiAQ") in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, alleged unfair trade practices and an alleged breach of contract relating to Neovasc's transcatheter mitral valve technology, including Tiara.

•	On May 19, 2016, following a trial in Boston, a jury found in favor of CardiAQ, on CardiAQ's claims for relief for breach of contract, breach of the duty of honesty in contractual performance, and three of CardiAQ's six asserted trade secrets.
•	The jury awarded US$70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.
•	Both parties are pursuing a number of post-trial motions, including a motion from CardiAQ seeking an injunction to require the Company to cease Tiara operations for 18 months, and all related briefs for those motions are to be filed by August 12. The Court is then expected to hold a hearing on these motions and issue an order sometime in the near future. Following the court order, one or both parties may potentially pursue appeals before the U.S. Court of Appeals for the Federal Circuit.
•	The Company has provided for a $70 million contingent liability in its financial statements as at June 30, 2016.
•	Additional information regarding the CardiAQ litigation can be found in Managements Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2016 and 2015.
•	The Company intends to vigorously defend itself in the litigation with CardiAQ and so the outcome of these matters, including whether the Company will be required to pay some or all of the jury award of $70 million, is not currently determinable.
•	Litigation is inherently uncertain. Therefore, until these matters have been resolved to their ultimate conclusion by the appropriate courts, the Company cannot give any assurances as to the outcome. If the Company is unsuccessful in its defense of these claims, including any appeal of the verdict in the Massachusetts litigation, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources, the loss of intellectual property rights and damage to its competitive position.

Separate to the litigation with CardiAQ, on June 6, 2016, an alleged purchaser of Neovasc common stock filed a lawsuit, on behalf of a putative class of purchasers of Neovasc securities, against Neovasc in the United States District Court for the District of Massachusetts concerning alleged violations of the United States securities laws. The complaint filed in the lawsuit, which principally bases the plaintiff's claims on the Company's prior disclosures regarding the lawsuit filed by CardiAQ in the United States District Court for the District of Massachusetts, does not specify the amount of damages sought.  Further, as of the present time, no class has been certified by the court.  The Company and its officers have filed a motion to dismiss the complaint and intend to vigorously defend themselves in the litigation, and so the outcome of this matter is not currently determinable.  Litigation is inherently uncertain.  Therefore, until this matter has been resolved to its ultimate conclusion by the appropriate court, the Company cannot give any assurances as to the outcome.

Going Concern

The circumstances relating to the CardiAQ litigation described above indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

Results for the three months ended June 30, 2016 and 2015

Revenues
Revenues for the three months ended June 30, 2016 were $1,710,932 compared to revenues of $2,972,382 for the same period in 2015, representing a decrease of 42%.  The Company is focusing its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara.  The Company started its sales of the Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe.

Sales of the Reducer for the three months ended June 30, 2016 were $246,122, compared to $134,607 for the same period in 2015, representing an increase of 83%.  The Reducer has seen steady quarter over quarter revenue growth since in launch in the first quarter of 2015.  The success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Revenues from consulting services for the three months ended June 30, 2016 were $1,223,973, compared to $1,700,464 for the same period in 2015, representing a decrease of 28%.  The Company anticipates that its consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers or cease being customers as they move manufacturing in house.  Contract manufacturing revenues for the three months ended June 30, 2016 were $240,837, compared to $972,216 for the same period in 2015, representing a decrease of 75%.  The decrease in revenue for the three months ended June 30, 2016 compared to the same period in 2015 is primarily due to temporary delay in shipping to a single customer that resulted in an increase in inventory during the period.  The delay in shipping has been resolved and the Company believes it will clear the backlog and return sales to more appropriate levels in the third quarter and beyond.

Cost of Goods Sold
The cost of goods sold for the three months ended June 30, 2016 was $1,391,708, compared to $1,815,354 for the same period in 2015.  The overall gross margin for the three months ended June 30, 2016 was 19%, compared to 38% gross margin for the same period in 2015.  The decrease in the margins can be attributed to a significant decrease in throughput during the quarter as sales to a single large customer were stalled.  The Company has seen its consulting services revenue margins decline as its ability to charge higher fees for these services has decreased as the transcatheter aortic valve market has matured.  In addition, the Company is experiencing higher cost of goods sold as it has implemented a rigorous commercial stage quality system required to meet the expectations of its more advanced customers.  These increases are not productive improvements and result in an overall downward trend in margins.

Expenses
Total expenses for the three months ended June 30, 2016 were $13,313,333, compared to $7,940,815 for the same period in 2015, representing an increase of $5,372,518 or 68%.  The increase in total expenses for the three months ended June 30, 2016 compared to the same period in 2015 reflects a $55,696 increase in sales and marketing expenses as the Company expands its commercialization activities of the Reducer in Europe, a $3,892,082 increase in general and administrative expenses (of which $4,017,810 relates to an increase in litigation expenses) and a $1,424,740 increase in product development and clinical trial expenses to advance the Tiara and the Reducer development programs.

Selling expenses for the three months ended June 30, 2016 were $181,174, compared to $125,478 for the same period in 2015, representing an increase of $55,696, or 44%.  The increase in selling expenses for the three months ended June 30, 2016 compared to the same period in 2015 reflects an increase in costs incurred for commercialization activities related to the Reducer.  The Company expects to continue to increase its selling expenses in 2016 as it continues its commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the three months ended June 30, 2016 were $7,427,124, compared to $3,535,042 for the same period in 2015, representing an increase of $3,892,082 or 110%.  The increase in general and administrative expenses for the three months ended June 30, 2016 compared to the same period in 2015 can be substantially explained by a $4,017,810 increase in litigation expenses and a decrease of $125,728 in all other expenses.

Product development and clinical trial expenses for the three months ended June 30, 2016 were $5,705,035, compared to $4,280,295 for the same period in 2015, representing an increase of $1,424,740, or 33%.  The increase in product development and clinical trial expenses for the three months ended June 30, 2016 was due to a $295,159 increase in cash-based employee expenses as the Company hired additional staff to advance product development and a $1,501,447 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $421,204 decrease in share-based payments.

Other Loss
The other loss for the three months ended June 30, 2016 was $70,648,431, compared to other income of $76,447 for the same period in 2015.  As at June 30, 2016 the Company has recognized a contingent liability of $70 million after a jury award on certain trade secret claims made by CardiAQ as described above.  In addition, during the three months ended June 30, 2016 the Company had an increase in foreign exchange losses of $553,645 and a decrease in interest income of $172,471 compared to the same period in 2015.

Losses
The operating losses and comprehensive losses for the three months ended June 30, 2016 were $83,692,460 and $83,064,254, respectively, or $1.25 basic and diluted loss per share, as compared with losses of $6,752,338 and $5,295,022, or $0.10 basic and diluted loss per share for the same period in 2015.  The $76,940,122 increase in the operating loss incurred for the three months ended June 30, 2016 compared to the same period in 2015 consists of a $70 million contingent liability related to the jury award against the Company in its litigation with CardiAQ, a $792,806 reduction in gross margin, a $3,892,082 increase in general and administrative expenses (of which $4,017,810 relates to an increase in litigation expenses), a $1,424,740 increase in product development and clinical trial expenses, and a $553,645 increase in foreign exchange losses.

The contingent liability for the three months ended June 30, 2016 represent a loss of $1.05 basic and diluted loss per share compared to a loss of $nil basic and diluted loss per share for the same period in 2015.  Litigation expenses for the three months ended June 30, 2016 represent a loss of $0.09 basic and diluted loss per share compared to a loss of $0.03 basic and diluted loss per share for the same period in 2015.  To date, the Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ.  Total litigation expenses since the initial claims were filed in June 2014 are approximately $17.7 million and the Company expects that it may require an additional $5.0 million to cover additional litigation expenses up to and including appellate court, if applicable.

Discussion of Liquidity And Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit and equity financings.  As at June 30, 2016 the Company had cash and cash equivalents of $36,277,793 compared to cash and cash equivalents of $55,026,171 as at December 31, 2015.

Cash used in operating activities for the three months ended June 30, 2016 was $11,049,955, compared to $5,196,762 for the same period in 2015.  Cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were $4,494,560 and within accounts payable there was $2,965,629 of litigation expenses incurred but not paid for in connection with the litigation with CardiAQ that will be paid in the following quarter.  Cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation) were $5,225,895 as the Company furthered the development of the Tiara and the Reducer and cash expenditures on general and administrative expenses were $1,363,620.  The increase in expenditures between the three months ended June 30, 2016 and the same period in 2015 can be explained by a $2,719,099 increase in expenditures in connection with the litigation with CardiAQ, a $1,796,606 increase in expenditures on research and development and clinical trials as we accelerate our development and clinical programs for the Tiara and the Reducer and a $849,597 reduction in contribution from gross margin as our revenue and margins declined.

The Company's working capital, excluding the $70 million contingent liability in connection with the litigation with CardiAQ, is $34,494,085 as at June 30, 2016 compared to $54,274,867 as at December 31, 2015.  Unless the Company is successful in post-trial motions and/or an appeal of the verdict, or otherwise is successful in reducing the amount of the $70 million award, the Company will require significant additional financing in order to pay the damages and to continue to operate its business.  There can be no assurance that such financing will be available on favorable terms, or at all.

Outstanding Share Data
As at August 9, 2016, the Company had 66,866,345 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 8,133,999 stock options with a weighted average price of C$3.96.  The fully diluted share capital of the Company at August 9, 2016 is 75,000,344.

All financial information is prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and is expressed in U.S. dollars.

Neovasc's unaudited condensed interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2016 and 2015 as well as Management's Discussion and Analysis of Financial Condition and Results of Operations will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In addition to the summary contained herein, readers are encouraged to review the unaudited condensed interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2016 and 2015 as well as the related Management's Discussion and Analysis of Financial Condition and Results of Operations.

Conference Call and Webcast Information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results.  To participate in the conference, dial 888 390 0605 or 416 764 8609.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 991845#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC. Condensed Interim Consolidated Statements of Financial Position (Expressed in U.S. dollars) (Unaudited)

	June 30,	December 31,
	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$36,277,793	$55,026,171
Accounts receivable	2,017,973	1,736,941
Inventory	1,579,357	598,136
Prepaid expenses and other assets	425,997	146,590
Total current assets	40,301,120	57,507,838

Non-current assets
Property, plant and equipment	4,151,563	3,720,556
Total non-current assets	4,151,563	3,720,556

Total assets	$44,452,683	$61,228,394

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$5,807,035	$3,232,971
Contingent liability for damages	70,000,000	-
Total current liabilities and total liabilities	75,807,035	3,232,971

Equity
Share capital	161,658,013	161,505,037
Contributed surplus	21,722,315	20,569,110
Accumulated other comprehensive loss	(4,872,369)	(8,790,011)
Deficit	(209,862,311)	(115,288,713)
Total equity	(31,354,352)	57,995,423

Total liabilities and equity	$44,452,683	$61,228,394

NEOVASC INC. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the three and six months ended June 30, (Expressed in U.S. dollars) (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

REVENUE
Reducer	$246,122	$134,607	$459,887	$175,005
Product sales	-	120,097	-	343,508
Contract manufacturing	240,837	972,216	847,620	1,535,778
Consulting services	1,223,973	1,700,464	2,410,167	3,177,916
	1,710,932	2,927,384	3,717,674	5,232,207

COST OF GOODS SOLD	1,391,708	1,815,354	2,837,352	3,422,926
GROSS PROFIT	319,224	1,112,030	880,322	1,809,281

EXPENSES
Selling expenses	181,174	125,478	346,021	249,300
General and administrative expenses	7,427,124	3,535,042	13,254,529	5,861,428
Product development and clinical trials expenses	5,705,035	4,280,295	9,787,822	7,711,688
	13,313,333	7,940,815	23,388,372	13,822,416

OPERATING LOSS	(12,994,109)	(6,828,785)	(22,508,050)	(12,013,135)

OTHER (EXPENSE)/INCOME
Interest income	46,525	218,996	135,799	318,431
Interest expense	-	(1,238)	-	(2,538)
Contingent liability for damages	(70,000,000)	-	(70,000,000)	-
Loss on foreign exchange	(694,956)	(141,311)	(2,103,253)	(16,470)
	(70,648,431)	76,447	(71,967,454)	299,423
LOSS BEFORE TAX	(83,642,540)	(6,752,338)	(94,475,504)	(11,713,712)

Tax expense	(49,920)	-	(98,094)	-

LOSS FOR THE PERIOD	$(83,692,460)	$(6,752,338)	$(94,573,598)	$(11,713,712)

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE PERIOD
Exchange difference on translation	628,206	1,457,316	3,917,642	(1,258,364)

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(83,064,254)	$(5,295,022)	$(90,655,956)	$(12,972,076)

LOSS PER SHARE
Basic and diluted loss per share	$(1.25)	$(0.10)	$(1.41)	$(0.18)

NEOVASC INC. Condensed Interim Consolidated Statements of Cash Flows For the three and six months ended June 30, (Expressed in U.S. dollars) (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

OPERATING ACTIVITIES
Loss for the period	$(83,692,460)	$(6,752,338)	$(94,573,598)	$(11,713,712)
Adjustments for:
Depreciation	199,497	107,098	346,980	204,327
Share-based payments	669,405	1,125,580	1,230,989	2,320,394
Contingent liability for damages	70,000,000	-	70,000,000	-
Accounts receivable write down	-	-	4,859	-
Interest income	(46,525)	(251,483)	(135,799)	(350,918)
Interest expense	-	1,238	-	2,538
	(12,870,083)	(5,769,905)	(23,126,569)	(9,537,371)

Net change in non-cash working capital items:
Accounts receivable	(130,686)	168,992	(173,935)	193,109
Inventory	(435,245)	19,654	(920,155)	(20,770)
Prepaid expenses and other assets	9,687	(96,087)	(255,207)	(184,264)
Accounts payable and accrued liabilities	2,321,390	301,074	2,385,879	674,840
	1,765,146	393,633	1,036,582	662,915

Interest paid and received:
Interest received	54,982	180,748	136,320	221,898
Interest paid	-	(1,238)	-	(2,538)
	54,982	179,510	136,320	219,360

Net cash applied to operating activities	(11,049,955)	(5,196,762)	(21,953,667)	(8,655,096)

INVESTING ACTIVITIES
(Investment in)/redemption of guaranteed investment certificates	-	(892,663)	-	3,135,836
Purchase of property, plant and equipment	(225,951)	(872,230)	(531,536)	(1,267,134)
Net cash (applied to)/received from investing activities	(225,951)	(1,764,893)	(531,536)	1,868,702

FINANCING ACTIVITIES
Repayment of long-term debt	-	(155,766)	-	(164,364)
Proceeds from share issue pursuant to an underwritten public offering, net of share issue costs	-	-	-	69,879,210
Proceeds from exercise of options	26,698	17,329	75,192	906,541
Net cash received from/(applied to) financing activities	26,698	(138,437)	75,192	70,621,387

NET CHANGE IN CASH AND CASH EQUIVALENTS	(11,249,208)	(7,100,092)	(22,410,011)	63,834,993

CASH AND CASH EQUIVALENTS
Beginning of the period	46,903,192	74,423,335	55,026,171	5,193,561
Exchange difference on cash and cash equivalents	623,809	1,346,302	3,661,633	(359,009)
End of the period	$36,277,793	$68,669,545	$36,277,793	$68,669,545

Represented by:
Cash	18,675,154	2,159,083	18,675,154	2,159,083
Cashable high interest savings accounts	17,602,639	18,070,708	17,602,639	18,070,708
Cashable guaranteed investment certificates	-	48,439,754	-	48,439,754
	$36,277,793	$68,669,545	$36,277,793	$68,669,545

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's plans and expectations concerning its business, financial results, trends, litigation and other matters, including the Company's plans, intentions and expectations relating to the CardiAQ litigation and other litigation, its ability to continue as a going concern, its expectations regarding the commercial launch of Reducer, its intention to focus business away from its traditional revenue streams towards development and commercialization of its own products, its expectation that its consulting services revenue will decline in the long term, its expectations with respect to the backlog described above, its expectations with respect to margins and selling expenses, and other matters. The words "expect", "anticipate", "may", "will", "intend", "believe",  "continue", "focusing", "trend", and similar words or expressions are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks related to the Company's litigation with CardiAQ, which create material uncertainty and cast substantial doubt on its ability to continue as a going concern; the conduct or possible outcomes of any actual or threatened legal proceedings, which are inherently uncertain, and which could direct its resources and result in the payment of significant damages and other penalties; its ability to defend CardiAQ's motion for an injunction to require the Company to cease Tiara operations for 18 months; its ability to raise additional funding;  the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; the Company's ability to raise additional funding; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operation (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:00e 09-AUG-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: August 9, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer